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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2003

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands
(Exact name of registrant and address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒        Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐        No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated June 27, 2003

G  U  C  C  I    G  R  O  U  P

GUCCI ACQUIRES FULL CONTROL OF JVs IN SINGAPORE AND MALAYSIA

        Amsterdam, The Netherlands, June 27th, 2003:    Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCI.AS) announces today that it has acquired the remaining 35% stake in Gucci Singapore Pte Ltd and Gucci (Malaysia) Sdn Bhd held by its joint venture partner F J Benjamin Holdings Ltd.

        Gucci currently has five shops-in-shop operations in Singapore and two in Malaysia.

        Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., said: "South East Asia is a very important region for our industry, and Singapore and Malaysia are increasingly exciting centers. The acquisition of full control over our operations there indicates our commitment to further develop the Gucci brand in markets which we believe have good potential for future growth".

        Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries:	For investors/analysts inquiries:
Tomaso Galli	Cedric Magnelia / Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+39 02 88 00 55 55	+39 055 7592 2456

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.
Date: 30 June 2003	By:	/s/ ROBERT S. SINGER
	Name:	Robert S. Singer
	Title:	Chief Financial Officer

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GUCCI ACQUIRES FULL CONTROL OF JVs IN SINGAPORE AND MALAYSIA
SIGNATURES